Exhibit 12.1

AK STEEL HOLDING CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in millions)

	Nine months ended September 30, 2012		Year Ended December 31,
			2011		2010		2009		2008		2007
Combined fixed charges:
Capitalized interest credit	$1.7		$6.7		$10.1		$7.8		$4.4		$3.6
Interest factor in rent expense	2.3		3.0		3.2		2.8		3.3		3.7
Other interest and fixed charges	60.5		47.9		33.6		37.4		48.9		69.3
Preference dividends	—		—		—		—		—		—

Total combined fixed charges	$64.5		$57.6		$46.9		$48.0		$56.6		$76.6

Earnings—pre-tax income (loss) with applicable adjustments	$32.5		$(186.0)		$(125.4)		$(47.9)		$55.3		$674.5

Ratio of earnings to combined fixed charges	NM	*	NM	*	NM	*	NM	*	NM	*	8.8

*	For the nine months ended September 30, 2012 and the years ended December 31, 2011, 2010, 2009 and 2008, earnings were less than combined fixed charges by $32.0, $243.6, $172.3, $95.9 and $1.3, respectively.